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[LOGO OF WILLKIE FARR & GALLAGHER LLP]             1875 K Street
                                                   Washington, DC 20006-1238
                                                   Tel: 202 303 1000
                                                   Fax: 202 303 2000

January 22, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: iShares Inc. File Nos.
    033-97598, 811-09102
    Post-Effective Amendment No. 52

Ladies and Gentlemen:

   On behalf of iShares Inc. (the "Company"), we hereby transmit for filing, under the Securities Act of 1933 and the Investment Company Act of 1940, Post-Effective Amendment No. 52 to the Company's Registration Statement on Form N-1A.

   The Amendment is being filed pursuant to Rule 485(a) and relates to the iShares MSCI Austria Index Fund and the iShares MSCI Netherlands Index Fund (the "Funds"). The amendment includes disclosure reflecting certain changes approved by shareholders for each Fund. On December 7, 2007, shareholders of each Fund approved a change from the MSCI Austria Index to the MSCI Austria Investable Market Index and from the MSCI Netherlands Index to the MSCI Netherlands Investable Market Index, respectively, and the change of each Fund's investment objective from fundamental to non-fundamental. The transition to the new indexes is expected to be implemented on or about February 1, 2008.

   The amendment will become automatically effective 60 days after filing. The Company expects to file a request under Rule 461 for acceleration of the effective date of the Amendment to February 1, 2008, the expected date of implementation of the new indexes.

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   New York  Washington, DC  Paris  London  Milan  Rome  Frankfurt  Brussels

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Securities and Exchange Commission
January 22, 2008
Page 2

   If you have any questions, please call me at (202) 303-1203.

Sincerely,

/s/ Anthony A. Vertuno
-------------------------
Anthony A. Vertuno

cc: Kevin Smith, Esq.
    Benjamin Haskin, Esq.